Your ref
Our ref CMP-0014-01

03 NOV 20 AM 7:21

**ERG**
**GROUP**

13 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03037563

Dear Sirs

**Australian Stock Exchange Filing**

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG to Supply Ticketing System in Lisbon".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary





247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 13/11/2003

TIME: 14:43:56

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To supply ticketing system in Lisbon

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

| | |
|---|---|
| **DATE** | 13 November 2003 |
| **CONTACT** | Shaun Duffy – General Manager Investor Relations |
| **PHONE** | +61 8 9273 1879 |
| **FAX** | +61 8 9273 1208 |
| **EMAIL** | sduffy@erggroup.com |


ERG GROUP

MEDIA RELEASE

# ERG to Supply Ticketing System in Lisbon

ERG Group today announced it has been awarded a contract to supply an automated fare collection system for the public transport network of Lisbon, Portugal. The contract is worth approximately Euro 2.6 million (A$4.2 million) to ERG over its two-year term.

ERG's partner in the project, Novabase/Octal, is negotiating directly with the transport operator, Carris, and will be responsible for project management, full installation, maintenance, the supply of point-of-sale equipment and ticket vending machines, and software development. ERG will provide the on-bus equipment, consisting of contactless smart card validators, as well as the central computer system and the data communication system to ensure data transfer between buses and the depot via Wireless LAN. The system will use the same smart paper ticket as is currently used in the city of Porto.

The system is expected to be operational by January 2004 with 500,000 smart tickets on issue.

This successful cooperation between ERG and Novabase/Octal follows a previous contract win for the metro transit system of Porto which was the first ticketing system in Europe to use smart paper tickets with an embedded contactless smart chip. This system was implemented in mid-2002.

Norbert Schüwer, Managing Director ERG France, said: "In Portugal, we have previously installed ticketing systems in Sintra, Aveiro and Evora. This is an important contract win as it reinforces ERG's position in Southern Europe. Furthermore, this cooperation with Novabase/Octal may lead to new opportunities."

–END–

## BACKGROUND INFORMATION

### Carris

Companhia Carris de Ferro de Lisboa employs over 4,000 people. The company is the exclusive concessionaire for public transport on the 800 city buses and 6 tramway lines. Carris also operates three funicular trams and a historical vertical public elevator.

### Novabase/Octal

Novabase is a Portuguese holding mainly active in the IT–Telecom business. The company is listed on the Portuguese stock market and is part of the PSI 20 Index. Novabase has over 900 employees and its consolidated volume of sales and services was Euro 114.1




247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group